SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Amendment No. 1)
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Pride International, Inc.
(Name of Subject Company (issuer))
Pride International, Inc.
(Names of Filing Persons (issuer))
3 1/4% Convertible Senior Notes Due 2033
(Title of Class of Notes)
74153Q AC 6
74153Q AD 4
(CUSIP Number of Class of Notes)
W. Gregory Looser
Senior Vice President and General Counsel
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057
(713) 789-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Tull R. Florey
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☑	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on April 2, 2008 by Pride International, Inc. (the “Company” or “Pride”) with respect to the right of each holder of the Company’s 3 1/4% Convertible Senior Notes due 2033 (the “Notes”) to sell and the requirement of the Company to purchase the Notes, upon the terms and subject to the conditions set forth in the Notes, the indenture governing the Notes and the Company Notice dated April 2, 2008. This Amendment No. 1 to Schedule TO is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934.
ITEMS 1 THROUGH 9.
     Items 1 through 9 of the Schedule TO are hereby amended and supplemented to reflect the following:
Call for Redemption
     On April 8, 2008, the Company announced that it is calling for redemption all of the outstanding Notes on May 16, 2008 (the “Redemption Date”). The redemption price will be 100% of the principal amount thereof, plus accrued and unpaid interest to the Redemption Date equal to $1.34 per $1,000 principal amount redeemed, plus contingent interest, if any.
     The Notes may be converted at any time before the close of business on May 15, 2008, the business day prior to the Redemption Date. The Notes are convertible into common stock, par value $.01 per share (“Common Stock”), of the Company at a rate of 38.9045 shares of Common Stock per $1,000 principal amount of Notes (the “Conversion Rate”). Pursuant to the indenture, in lieu of delivery of shares of Common Stock upon conversion of any Notes, for all or any portion of such Notes, the Company may elect to pay holders surrendering Notes an amount in cash per Note (or a portion of a Note) equal to the Applicable Stock Price (as defined below) multiplied by the Conversion Rate. The “Applicable Stock Price” is equal to the average of the closing sales prices of a share of Common Stock on the New York Stock Exchange (the “NYSE”) over the five trading day period starting on the third trading day following the conversion date. The Company will inform the holders no later than two business days following the date of conversion of the Company’s election to deliver shares of Common Stock or to pay cash in lieu of delivery of such shares or to do a combination thereof. Shares of Common Stock and cash deliverable upon conversion will be delivered no later than the third business day following the determination of the Applicable Stock Price. The Company will not issue fractional shares of Common Stock but will pay cash in lieu of fractional shares based on the closing sales price of a share of Common Stock on the NYSE on the last trading day prior to the conversion date.
ITEM 12. Materials To Be Filed As Exhibits.
     Item 12 is hereby amended and restated to read in its entirety as follows:

(a)(1)(A)*	—	Company Notice to Holders of Pride International, Inc. 3 1/4% Convertible Senior Notes due 2033, dated April 2, 2008.
(a)(1)(B)*	—	Form of Purchase Notice (included in Exhibit (a)(1)(A)).
(a)(5)(A)	—	Notice of Redemption.
(a)(5)(B)	—	Press release issued by Pride on April 8, 2008.
(b)	—	Not applicable.
(d)(1)	—	Indenture, dated as of May 1, 1997, between Pride and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.1 to Pride’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 0-16961).
(d)(2)	—	Sixth Supplemental Indenture, dated as of April 28, 2003, between Pride and the Trustee, relating to the 3 1/4% Convertible Senior Notes Due 2003 (incorporated by reference to Exhibit 4.3 to Pride’s Registration Statement on Form S-3, Registration No. 333-107996).

(d)(3)	—	Seventh Supplemental Indenture, dated as of October 23, 2003, between Pride and the Trustee, relating to the 3 1/4% Convertible Senior Notes Due 2003 (incorporated by reference to Exhibit 4.4 to Pride’s Registration Statement on Form S-3, Registration No. 333-107996).
(d)(4)	—	The description of the notes set forth under the caption “Description of Notes” in Pride’s prospectus dated April 20, 2004, filed with the SEC on April 21, 2004 under Rule 424(b) of the Securities Act of 1933 (Registration No. 333-107996).
(g)	—	Not applicable.
(h)	—	Not applicable.

*	Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 8, 2008

PRIDE INTERNATIONAL, INC.
By:	/s/ Steven D. Oldham
Steven D. Oldham
Vice President and Treasurer

INDEX TO EXHIBITS
     Item 12 is hereby amended and restated to read in its entirety as follows:

(a)(1)(A)*	—	Company Notice to Holders of Pride International, Inc. 3 1/4% Convertible Senior Notes due 2033, dated April 2, 2008.
(a)(1)(B)*	—	Form of Purchase Notice (included in Exhibit (a)(1)(A)).
(a)(5)(A)	—	Notice of Redemption.
(a)(5)(B)	—	Press release issued by Pride on April 8, 2008.
(b)	—	Not applicable.
(d)(1)	—	Indenture, dated as of May 1, 1997, between Pride and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.1 to Pride’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 0-16961).
(d)(2)	—	Sixth Supplemental Indenture, dated as of April 28, 2003, between Pride and the Trustee, relating to the 3 1/4% Convertible Senior Notes Due 2003 (incorporated by reference to Exhibit 4.3 to Pride’s Registration Statement on Form S-3, Registration No. 333-107996).
(d)(3)	—	Seventh Supplemental Indenture, dated as of October 23, 2003, between Pride and the Trustee, relating to the 3 1/4% Convertible Senior Notes Due 2003 (incorporated by reference to Exhibit 4.4 to Pride’s Registration Statement on Form S-3, Registration No. 333-107996).
(d)(4)	—	The description of the notes set forth under the caption “Description of Notes” in Pride’s prospectus dated April 20, 2004, filed with the SEC on April 21, 2004 under Rule 424(b) of the Securities Act of 1933 (Registration No. 333-107996).
(g)	—	Not applicable.
(h)	—	Not applicable.

*	Previously filed

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